Infrastructure and Energy Alternatives, Inc.

6325 Digital Way Suite 460 Indianapolis, IN 46278 Tel (800) 688 3775 Tel (317) 210 9550 www.iea.net

January 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance — Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:  Infrastructure and Energy Alternatives, Inc.

Registration Statement on Form S-1

(File No. 333-235280)

Acceleration Request

Requested Date: January 31, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement to January 31, 2020 at 4:00 PM, Eastern Time, or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please do not hesitate to contact Clint Smith of Jones Walker LLP at (504) 582-8429.

Sincerely,

Infrastructure and Energy Alternatives, Inc.

/s/ Gil Melman
By:	Gil Melman
Title:	Vice President, General Counsel and Corporate Secretary

cc:           Clint Smith, Jones Walker LLP